March 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Waccamaw Bankshares, Inc.

Registration Statement on Form S-1

SEC File No. 333-160436

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Waccamaw Bankshares, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-160436), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the offering as disclosed in the Registration Statement at this time. In addition, the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Todd H. Eveson or Jonathan A. Greene of Gaeta & Eveson, P.A., at (919) 845-2558.

Thank you for your assistance in this matter.

Respectfully yours,

/s/ Geoffrey R. Hopkins
Geoffrey R. Hopkins
President

WWW.WACCAMAWBANK.COM	NASDAQ SYMBOL: WBNK

110 NORTH J.K. POWELL BLVD. • P.O. BOX 2009 • WHITEVILLE, NORTH CAROLINA 28472 •

(910) 641-0044 • FAX (910) 641-0041